Exhibit 4.3

DESCRIPTION OF REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

DESCRIPTION OF COMMON STOCK

The following description of the Company’s common stock is based upon the Company’s certificate of incorporation, as amended (“Certificate of Incorporation”), the Company’s Bylaws (“Bylaws”) and applicable provisions of law. We have summarized certain portions of the Certificate of Incorporation and Bylaws below. The summary is not complete and is subject to, and is qualified in its entirety by express reference to, the provisions of our Certificate of Incorporation and Bylaws, each of which is filed as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.5 is a part.

Authorized Capital Stock

Under the Restated Certificate of Incorporation, Mobile Global Esports Inc. (the “Company”) authorized capital stock consists of 100,000,000 shares of common stock, $0.0001 par value, and 10,000,000 shares of preferred stock, $0.0001 par value.

Common Stock

Common Stock Outstanding. The outstanding shares of the Company’s common stock are duly authorized, validly issued, fully paid and nonassessable. The Company’s common stock is listed and principally traded on the Nasdaq Market under the ticker symbol “MGAM.”

Voting Rights. Because there are no series preferred shares issued, each holder of shares of the Company’s common stock is entitled to one vote for each share held of record on the applicable record date on all matters submitted to a vote of stockholders.

Dividend Rights. Subject to any preferential dividend rights granted to the holders of any shares of the Company’s preferred stock that may at the time be outstanding, holders of the Company’s common stock are entitled to receive dividends as may be declared from time to time by the Company’s board of directors out of funds legally available therefor. We have not declared or paid any cash dividends on the Company’s common stock since incorporation, and do not anticipate paying any cash dividends in the foreseeable future.

Rights upon Liquidation. Holders of the Company’s common stock are entitled to share pro rata, upon any liquidation or dissolution of the Company, in all remaining assets available for distribution to stockholders after payment or providing for the Company’s liabilities and the liquidation preference of any outstanding preferred stock.

Preemptive Rights. Holders of the Company’s common stock have no preemptive right to purchase, subscribe for or otherwise acquire any unissued or treasury shares or other securities.

Transfer Agent VStock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598, is the transfer agent and registrar for the Company’s common stock.

Preferred Stock

Under the Company’s Certificate of Incorporation, without further stockholder action, the Company’s board of directors is authorized, subject to any limitations prescribed by the law of the State of Delaware, to divide the Preferred Stock into any number of series, to fix the designation and number of shares of each such series, and to determine and alter the rights, preferences, privileges and restriction granted to and imposed upon any wholly unissued series of preferred stock, including, but not limited to, voting rights, redemption rights, dividend rights and participation rights. The board of directors (within the limits and restrictions of any resolution adopted by it, originally fixing the number of shares of any series) may increase or decrease the number of shares of any such series after the issue of such of shares of such series, but not below the number of then outstanding shares of such series.

There are currently no Preferred Shares outstanding, and no series has been authorized.

Certain Provisions of the Company’s Certificate of Incorporation and Bylaws

The Company’s Certificate of Incorporation and Bylaws vest the power to call special meetings of stockholders in the Company’s President, the Board of Directors, or by such other officers or persons as the board of Directors may designate. Stockholders are permitted under the Company’s Certificate of Incorporation or Bylaws to act by written consent in lieu of a meeting.

A special meeting of the Shareholders may be called by shareholders holding shares of the Company’s common stock representing in the aggregate a majority of votes then outstanding.

Certain Anti-Takeover Effects of Delaware Law

We are subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 prohibits a publicly held Delaware corporation from engaging in various “business combination” transactions with any interested stockholder for a period of three years following the date of the transactions in which the person became an interested stockholder, unless: the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the board of directors prior to the date the interested stockholder obtained such status; upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (a) by persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 662/3% of the outstanding voting stock which is not owned by the interested stockholder.

A “business combination” is defined to include mergers, asset sales, and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire us even though such a transaction may offer the Company’s stockholders the opportunity to sell their stock at a price above the prevailing market price.